March 2, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attention: Scott Anderegg

Re:	Twin Ridge Capital Acquisition Corp. Registration Statement on Form S-1 Filed January 22, 2021, as amended File No. 333-252363

Dear Sir or Madam:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby join in the request of Twin Ridge Capital Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on March 3, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that approximately 1,200 copies of the Preliminary Prospectus dated February 23, 2021 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

BARCLAYS CAPITAL INC.

By:	/s/ Jaime Cohen
	Name:	Jaime Cohen
	Title:	Managing Director

EVERCORE GROUP L.L.C.

By:	/s/ Jay Chandler
	Name:	Jay Chandler
	Title:	Senior Managing Director